

July 3, 2023

Paul Carbone
Chief Financial Officer
SharkNinja Global SPV, Ltd.
89 A Street, #100
Needham, MA 02494

> **Re: SharkNinja Global SPV, Ltd.**
> **Registration Statement on Form F-1**
> **Filed on June 28, 2023**
> **File No. 333-272973**

Dear Paul Carbone:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed June 28, 2023

General

1. We note the inclusion of several agreements entered into between SharkNinja and JS Global as exhibits to your registration statement. Please describe the material terms of these agreements wherever applicable in your registration statement. Refer to Item 404 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing